Exhibit (23)

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Wells Fargo & Company 401(k) Plan:

We consent to the incorporation by reference in the registration statement (no. 333-173386) on Form S-8 of Wells Fargo & Company of our report dated June 13, 2014 with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule G, Part III – Nonexempt Transactions for the year ended December 31, 2013 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Wells Fargo & Company 401(k) Plan.

/s/ KPMG LLP

San Francisco, CA

June 13, 2014